UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

World Heart Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

980905-20-2

(CUSIP Number)

Mr. Kevin R. Compton

Maverick Venture Management, LLC

737 Bryant Street

Palo Alto, CA 94301

Tel: (650) 566-3303

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

   October 23, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 980905-20-2		Page 2 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Maverick Venture Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 16,007,033
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,007,033
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,007,033
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14		TYPE OF REPORTING PERSON OO

Item 1.  Security and Issuer

This Schedule 13D relates to the common shares of World Heart Corporation (“WorldHeart”).  The address of the principal executive office of WorldHeart is 7799 Pardee Lane, Oakland, California 94621.

Item 2.  Identity and Background

This Schedule 13D is filed by Maverick Venture Management, LLC, a Nevada limited liability company (“Maverick”).  Maverick is in the business of managing private investments.  Maverick’s principal business and principal office is 737 Bryant Street, Palo Alto, California 94301.

Maverick is controlled by Kevin R. Compton and Gayla J. Compton (collectively, the “Comptons”), each of whom is a manager of Maverick.  The business address of each of the Comptons is the same as Maverick’s principal office.  Mr. Compton’s principal occupation is managing private investments.  Mrs. Compton’s principal occupation is serving as a homemaker.  Each of the Comptons is a citizen of the United States of America.

During the last five years, neither Maverick nor either of the Comptons has been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On October 23, 2006, Maverick acquired 2,979,690 common shares from MQP Dissolution, Inc., formerly known as MedQuest Products, Inc. (“MQP”), pursuant to a final liquidating distribution of common shares, as described below.

Item 4.  Purpose of Transaction

Maverick owns approximately 82.8% of the outstanding shares of MQP.  On October 23, 2006, MQP made a final liquidating distribution of 3,600,000 common shares to the shareholders of MQP, including 2,979,690 shares to Maverick, bringing Maverick’s direct holdings to 16,007,033 shares.  Maverick is holding all of its common shares solely for investment purposes.

Maverick may acquire on the open market from time to time additional common shares.  Maverick may also sell common shares of WorldHeart from time to time.  Maverick is entitled to nominate up to two directors of WorldHeart, depending on the percentage ownership of common shares held by Maverick.

Except as described above, neither Maverick nor either of the Comptons has present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)

Maverick beneficially owns 16,007,033 common shares of WorldHeart, which represents approximately 28.9% of the outstanding common shares.  Each of the Comptons is deemed to be the beneficial owner of all shares owned by Maverick.

(b)

Maverick has sole power to vote and dispose of 16,007,033 common shares.  Each of the Comptons has shared power to vote and dispose of the 16,007,033 common shares held by Maverick.

(c)

Except as described in Item 4 above, during the 60 days prior to the date of this filing, neither Maverick nor either of the Comptons has effected any transactions in the common shares.

(d)

No person other than Maverick and the Comptons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 16,007,033 common shares held by Maverick.

(e)

N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement dated January 31, 2005 between WorldHeart and Maverick, Maverick is entitled to nominate up to two directors of WorldHeart, depending on the percentage ownership of common shares held by Maverick.

Item 7.  Material to be Filed as Exhibits

N/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2006                                                        /s/ Kevin R. Compton

Date

Signature

Kevin R. Compton, Manager

Name/Title